Exhibit 12
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2010	2009	2008	2007	2006
Income before loss from unconsolidated entities, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$227,797	$194,266	$137,525	$109,097	$116,232
Interest expense
Senior notes payable and other debt	178,863	176,990	202,624	194,752	125,737
Distributions from unconsolidated entities	689	—	—	—	—

Earnings	$407,349	$371,256	$340,149	$303,849	$241,969

Interest
Senior notes payable and other debt expense	$178,863	$176,990	$202,624	$194,752	$125,737
Interest capitalized	—	304	114	—	—
Preferred stock dividends	—	—	—	3,449	—

Fixed charges	$178,863	$177,294	$202,738	$198,201	$125,737

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.28	2.09	1.68	1.53	1.92